Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, September 9, 2021

Mr.

Joaquín Cortez Huerta

Chairman

Comisión para el Mercado Financiero

Av. Libertador Bernardo O´Higgins 1449

Santiago

Ref.: Reports MATERIAL FACT

Dear Sir:

In accordance with the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

1.	Update on the LATAM’s Chapter 11 Proceeding:

●	As previously reported, LATAM and certain of its direct and indirect subsidiaries (collectively, such subsidiaries with LATAM, the “Debtors”) have commenced a reorganization proceeding in the United States of America (the “Chapter 11 Proceeding”) pursuant to the rules set forth in Chapter 11 (the “Chapter 11”) of Title 11 of the United States Code (the “U.S. Bankruptcy Code”). As part of this reorganization process, LATAM is currently negotiating with various stakeholders in order to agree on the terms of a plan of reorganization and exit financing to successfully emerge from the Chapter 11 Proceeding in compliance with all applicable laws.

●	In this context, over the past few months, LATAM has entered into non-disclosure agreements with various stakeholders, and has developed and made available to them certain material non-public information.

●	Also in connection with the negotiations with these stakeholders, LATAM provided an indicative proposed structure for its reorganization which sought approximately US$5,000 millions of equity financing, and contemplated a consensual plan among stakeholders which required among other things, the compromise by stakeholders regarding their rights and compliance with both the U.S. Bankruptcy Code and Chilean law

●	As informed by a material fact dated as of the date hereof, in accordance with the terms of the aforementioned non-disclosure agreements and in furtherance of the process, on this date, LATAM has publicly disclosed certain materials that had been delivered to the counterparties (the “Cleansing Materials”). The Cleansing Materials include (i) the LATAM Exit Capital Raise Process Letter, (ii) the LATAM Illustrative Plan Term Sheet, (iii) the blowout Business Plan Presentation and (iv) Updated Blowout Materials – Draft Claim Estimates, all of which is currently publicly available at https://www.latamreorganizacion.com/en/publications/.

●	In response to its requests for proposals, as of this date, LATAM has received certain non-binding exit capital and financing proposals (each such proposal, an “Exit Proposal”) from its most significant claimholders and its majority shareholders. Each Exit Proposal contemplates raising new funds in excess of US$5,000 millions through the issuance of new debt and equity in LATAM, which would be backstopped by the parties making the proposal. In addition, in each Exit Proposal, the proponents contemplate that if such proposal is approved and implemented, it would result in the substantial dilution of LATAM’s currently existing shares.

●	LATAM will continue to discuss the Exit Proposals with their respective proponents, and will continue to engage in discussions regarding its reorganization plan with such proponents and other stakeholders, some of whom have agreed to remain under non-disclosure agreements.

●	LATAM is focused on ensuring that any exit strategy allows it to emerge from the Chapter 11 Proceeding with a robust capital structure, adequate liquidity, and the ability to execute its business plan in a sustainable manner over time. Any plan will be implemented in accordance with the relevant requirements of the U.S. Bankruptcy Code and Chilean law.

●	The Company will keep its shareholders and the market informed of the progress of the Chapter 11 Proceeding. In addition, and without limiting the generality of the foregoing, LATAM contemplates to summon its shareholders to an extraordinary shareholders meeting when appropriate, subject to the progress of the negotiations with the various stakeholders that are currently pending.

2.	LATAM’s Request to Extend the Exclusivity Periods:

●	On this date, LATAM and its subsidiaries subject to the Chapter 11 Proceeding filed a motion with the Bankruptcy Court for the Southern District of New York (the “Court”) seeking to extend the periods during which the Debtors will have the exclusive right to file a plan of reorganization from September 15, 2021 to October 15, 2021, and the exclusive right to solicit acceptances of a plan from November 8, 2021, to December 15, 2021 (collectively, the “Exclusivity Periods”). The Court is scheduled to consider the motion at a hearing to be held on September 23, 2021.

●	This request will support the development of a plan of reorganization that satisfies the equity and debt needs, and will assist in the negotiation with the various stakeholders in the Chapter 11 Proceeding.

3.	LATAM’s Solicitation of Interest for Potential Tranche B Funding:

●	As previously reported, the English-language financing agreement entered into in the context of the Chapter 11 Proceeding, denominated Super-Priority Debtor-In-Possession Term Loan Agreement (the “DIP Credit Agreement”) provides for a possible Tranche B for up to US$750 million, subject to the Court’s authorization and other customary conditions for this type of transactions. This is in addition to the existing US$1,300 million Tranche A facility and the US$1,150 million Tranche C facility.

●	It is worth mentioning that LATAM continues to have availability under the Tranche A facility and the Tranche C facility, for US$424.5 millions and US$375.5 millions, respectively.

●	Notwithstanding the foregoing, and in order to take advantage of favorable market conditions, LATAM is requesting proposals from parties interested in providing financing under Tranche B of the DIP Credit Agreement. Once such proposals are received, LATAM will consider such proposals with its advisors in due course.

●	The Tranche B, if any, will be secured by the same assets that currently secure Tranche A and Tranche C; provided, however, that the Tranche A liens will be senior to the Tranche B liens, and the Tranche B liens will be senior to the Tranche C liens.

As indicated above, the Company will keep shareholders and the market informed on the progress of the Chapter 11 Proceeding.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.